Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2020

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2020 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2020 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copy of the Global Borrowing Authorization for 2020 is set out in Appendix C.



ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2020

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1416_GMTN1134_00_2	30-Apr-20	30-Apr-35	CAD130mn 1.33% Notes due 30 April 2035	CAD	130,000,000.00
			CAD TOTAL		**130,000,000.00**
1426_GMTN1144_00_2	17-Jun-20	17-Jun-24	GBP50mn 0.33% Callable Notes due 17 June 2024	GBP	50,000,000.00
			GBP TOTAL		**50,000,000.00**
1414_GMTN1132_00_2	21-Apr-20	21-Apr-22	HKD400mn 0.96% Notes due 21 April 2022	HKD	400,000,000.00
1415_GMTN1133_00_2	28-Apr-20	29-Apr-21	HKD400mn 1.00% Notes due 29 April 2021	HKD	400,000,000.00
1417_GMTN1136_00_2	28-Apr-20	29-Apr-21	HKD300mn 0.88% Notes due 29 April 2021	HKD	300,000,000.00
1421_GMTN1139_00_2	13-May-20	14-May-21	HKD115mn 0.60% Notes due 14 May 2021	HKD	115,000,000.00
1422_GMTN1140_00_2	3-Jun-20	4-Jun-21	HKD200mn 1.18% Notes due 4 June 2021	HKD	200,000,000.00
1423_GMTN1141_00_2	8-Jun-20	9-Jun-21	HKD200mn 1.15% Notes due 9 June 2021	HKD	200,000,000.00
1424_GMTN1142_00_2	4-Jun-20	7-Jun-21	HKD100mn 1.156% Notes due 7 June 2021	HKD	100,000,000.00
1427_GMTN1145_00_2	26-Jun-20	28-Jun-21	HKD100mn 0.54% Notes due 28 June 2021	HKD	100,000,000.00
			HKD TOTAL		**1,815,000,000.00**
1425_GMTN1143_00_1	9-Jun-2020	24-Apr-2025	MNT21bn 10.10% Amortizing Notes due 24 April 2025 payable in USD	MNT	21,000,000,000.00
			MNT TOTAL		**21,000,000,000.00**
1229_NZDM0008_02_1	29-May-20	17-Jan-23	NZD300mn 3.00% Notes due 17 January 2023	NZD	300,000,000.00
			NZD TOTAL		**300,000,000.00**
1420_GMTN1138_00_2	13-May-20	13-May-22	TRY375mn 12.00% Notes due 13 May 2022	TRY	375,000,000.00
			TRY TOTAL		**375,000,000.00**
1057_GMTN0797_24_2	15-Apr-20	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	USD	100,000,000.00
1057_GMTN0797_25_2	21-Apr-20	15-Dec-21	USD525mn Floating Rate Notes due 15 December 2021	USD	525,000,000.00
1057_GMTN0797_26_2	29-Apr-20	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	USD	100,000,000.00
1057_GMTN0797_27_2	29-Jun-20	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	USD	100,000,000.00
1062_GMTN0800_05_1	20-Apr-20	18-Feb-22	USD475mn 1.875% Notes due 18 February 2022	USD	475,000,000.00
1062_GMTN0800_06_1	23-Apr-20	18-Feb-22	USD250mn 1.875% Notes due 18 February 2022	USD	250,000,000.00
1133_GMTN0867_10_1	30-Apr-20	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	USD	100,000,000.00
1231_GMTN0958_03_1	15-Apr-20	19-Jan-28	USD50mn 2.75% Global Notes due 19 January 2028	USD	50,000,000.00
1245_GMTN971_01_1	16-Apr-20	17-Mar-23	USD100mn 2.75% Global Notes due 17 March 2023	USD	100,000,000.00
1392_GMTN1110_01_1	20-Apr-20	24-Jan-23	USD150mn 1.625% Global Notes due 24 January 2023	USD	150,000,000.00
1413_GMTN1131_00_1	7-Apr-20	7-Apr-22	USD4.5bn 0.625% Global Notes due 7 April 2022	USD	4,500,000,000.00
1418_GMTN1135_00_1	29-Apr-20	29-Apr-25	USD4.5bn 0.625% Global Notes due 29 April 2025	USD	4,500,000,000.00
			USD TOTAL		**10,950,000,000.00**
1419_GMTN1137_00_2	30-Apr-20	30-Apr-40	ZAR 3.70bn Callable Zero Coupon Deep Discount Notes due 30 April 2040	ZAR	3,700,000,000.00
			ZAR TOTAL		**3,700,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2020

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION
AUD							
AUD	1074_GMTN0811_00_2	17-Apr-20	17-Apr-20	AUD100mn 2.25% Notes due 17 April 2020		0.00	100,000,000.00
					AUD - TOTAL	0.00	100,000,000.00
BRL							
BRL	1071_GMTN0808_00_2	12-May-20	12-May-20	BRL27.3mn 8.68 per cent. Notes due 12 May 2020 payable in JPY		0.00	27,300,000.00
BRL	1127_GMTN0861_00_2	1-Jun-20	1-Jun-20	BRL40mn 7.50 per cent. Notes due 1 June 2020 payable in JPY		0.00	9,840,000.00 [a]
					BRL - TOTAL	0.00	37,140,000.00
CAD							
CAD	1080_GMTN0817_00_1	11-Jun-20	11-Jun-20	CAD500mn 1.375 per cent. Notes due 11 June 2020		0.00	500,000,000.00
					CAD - TOTAL	0.00	500,000,000.00
EUR							
EUR	1333_GMTN1057_00_2	15-Apr-27	15-Apr-20	EUR100mn 0.21 per cent. Callable Notes due 15 April 2027		100,000,000.00 [b]	0.00
					EUR - TOTAL	100,000,000.00	0.00
HKD							
HKD	1248_GMTN0974_00_2	3-Apr-20	3-Apr-20	HKD400mn 2.09 per cent. Notes due 3 April 2020		0.00	400,000,000.00
HKD	1255_GMTN0981_00_2	30-Apr-20	30-Apr-20	HKD100mn 2.25 per cent. Notes due 30 April 2020		0.00	100,000,000.00
HKD	1259_GMTN0985_00_2	26-May-20	26-May-20	HKD200mn 2.25 per cent. Notes due 26 May 2020		0.00	200,000,000.00
HKD	1341_GMTN1064_00_2	26-May-20	26-May-20	HKD150mn 1.77 per cent. Notes due 26 May 2020		0.00	150,000,000.00
					HKD - TOTAL	0.00	850,000,000.00
JPY							
JPY	1254_GMTN0980_00_2	23-Apr-20	23-Apr-20	JPY3.516bn 1.50 per cent. Callable Dual Currency Notes due 23 April 2020		0.00	3,516,000,000.00
JPY	1258_GMTN0983_00_2	20-May-20	20-May-20	JPY3.376bn 1.50 per cent. Callable Dual Currency Notes due 20 May 2020		0.00	3,376,000,000.00
JPY	1301_GMTN1026_00_2	28-May-20	28-May-20	JPY1.77bn 1.40 per cent. Callable Dual Currency Notes due 28 May 2020		0.00	1,777,000,000.00
JPY	1307_GMTN1032_00_2	17-Jun-20	17-Jun-20	JPY754mn 1.40 per cent Callable Dual Currency Notes due 17 June 2020		0.00	754,000,000.00
JPY	1268_GMTN0995_00_2	25-Jun-20	25-Jun-20	JPY4.831bn 1.50 per cent Callable Dual Currency Notes due 25 June 2020		0.00	4,831,000,000.00
					JPY - TOTAL	0.00	14,254,000,000.00
RUB							
RUB	1186_GMTN0916_00_2	27-Apr-20	27-Apr-20	RUB6.548bn 5.91 per cent. Notes due 27 April 2020		0.00	5,818,400,000.00 [c]
					RUB - TOTAL	0.00	5,818,400,000.00
TRY							
TRY	1339_GMTN1062_00_2	23-May-20	23-May-20	TRY52mn 26.50 per cent. Notes due 23 May 2020		0.00	52,000,000.00
TRY	1343_GMTN1066_00_2	1-Jun-20	1-Jun-20	TRY250mn 28.50 per cent. Notes due 1 June 2020		0.00	250,000,000.00
					TRY - TOTAL	0.00	302,000,000.00
USD							
USD	1187_GMTN0917_00_1	5-May-20	5-May-20	USD4bn 1.625 per cent. Global Notes due 5 May 2020		0.00	4,000,000,000.00
USD	1126_GMTN0860_00_2	27-May-36	27-May-20	USD30mn Zero Coupon Callable Notes due 27 May 2036		30,000,000.00 [b]	0.00
					USD - TOTAL	0.00	4,000,000,000.00
ZAR							
ZAR	1075_GMTN0812_00_2	27-May-20	27-May-20	ZAR95mn 6.70 per cent. Notes due 27 May 2020		0.00	95,000,000.00
					ZAR - TOTAL	0.00	95,000,000.00

[a] Partial buyback of BRL30.16mn in 2019

[b] Early redeemed on indicated Redemption Date

[c] Partial buyback of RUB729.6mn in 2018

<u>RESOLUTION</u>

GLOBAL BORROWING AUTHORIZATION FOR 2020

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2020;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake borrowings from time to time during 2020 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

     (i)   The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars forty billion ($40,000,000,000).

     (ii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2020, shall not be counted under the authorized borrowing program limit.

     (iii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.   The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency Medium-Term Note program, and each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

     (i)   currency and principal amount;
     (ii)   amount of proceeds;
     (iii)   market(s);
     (iv)   title and form;
     (v)   price;
     (vi)   issuance date(s);
     (vii)   drawdown date(s);
     (viii) maturity date(s);
     (ix)   interest rate(s) and interest payment date(s); and

(x)   any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.   ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.   Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.   The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.   Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.